Exhibit 99.4

Jean-Bernard LEVY Chief Operating Officer Sanford Bernstein's Strategic Decisions Conference June 3, 2004 IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT DISCLAIMER AT THE END OF THIS PRESENTATION.

Crisis is Behind Us 2003 2004 Basis points ~90 1,400 VU's 5-year Credit Default Swaps Reduced net debt from €35B to about €7B in 2 years €16B by deconsolidating Veolia Environnement €15B of divestitures S&P upgraded VU to investment grade (BBB-) on June 1st 2002

A Media & Telecom Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games

Recent Highlights Increased investment in SFR Cegetel to 56%* Vivendi Universal and Vodafone have access to cash flow through quarterly dividends Combined VUE with NBC to form NBC Universal Substantial component of €16 billion divestiture program, which we will exceed Creates an exceptional media company valued at $43 billion Returned to profitability in FY 2003 Management focused on profits and cash flow * Equity Interest in SFR/Cegetel: VU 56%, Vodafone 44%

2003 Performance Net profit excluding exceptional items and goodwill Positive adjusted net income* of €349 million Improved by €863 million compared with 2002 Operating results on a pro forma** basis Operating income of €3.3 billion, up 61% compared with 2002 Consolidated cash flow from operations of €4.4 billion, up 64% Proportionate cash flow from operations of €2.8 billion, more than tripled Net debt reduced to €11.6 billion as of December 31, 2003 ~€7 billion as of May 31, 2004 Takes into account €4 billion investment in SFR Cegetel in January 2003 *For reconciliation of net income (loss) to adjusted net income (loss) please refer to slide 15 in Vivendi Universal's March 17th 2003 Earnings & 2004 Guidance presentation. **The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2003, as if these transactions has occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

2004 Outlook Continuation of improved profitability Reducing net debt to be below 5 billion euros by year end Focus on: Enhancing SFR by increasing investment in UMTS Strengthening Canal+ Group's programming, distribution and cost cuts Improving Universal Music Group and Vivendi Universal Games operations Increasing our stake in Maroc Telecom Completing the non-core asset divestiture program In a position to distribute dividends to shareholders in 2005

NBC Universal Overview

NBC Universal - Valuation VUE valued at $14.2 billion * VU received 18.5% of NBC Universal (GE 80%, MEI 1.5%) $5.9 billion reduction in net debt $3.4 billion net cash proceeds NBC Universal estimated value of $43 billion pre- synergies * Includes assets contributed to NBC Universal that are held outside of VUE

NBC Universal - A Compelling Strategic Combination NBC Universal - A Compelling Strategic Combination One of the world's most profitable and fastest-growing media companies, offering consumers and advertisers broad reach, compelling brands and superior operational expertise compelling brands and superior operational expertise compelling brands and superior operational expertise compelling brands and superior operational expertise #1 Ranked NBC Television Network Universal Pictures Leading cable channels: USA Network Sci Fi Channel CNBC MSNBC Bravo Trio Universal and NBC TV Production NBC's Owned and Operated Telemundo Universal Theme Parks

NBC Universal Profile 2003 Pro forma Financials Revenues $13 billion EBITDA $3.3 billion Operating Margins > 20% Debt $1.7 billion Targeted synergies of $400-$500 million per year Broad balance of revenue sources including: Advertising ~ 50% Subscriber Fees/Other Revenues ~ 50% Highest operating margins of any major media company in the United States in 2003 Networks & Stations 5.8 Motion Picture 4 TV Production & Syndication 1.1 Cable Networks 1.8 Parks & Resorts 0.4 Motion Pictures Production & Syndication Theme Parks Networks & Stations 2003 Pro Forma Revenues: $13 billion Cable Networks Source: Vivendi Universal and General Electric

NBC Universal Competitive Position Source: MSDW Research and General Electric 2003E ($ Billion) $13B $16B $12B $18B $17B Profitable ... Diversified ... Growing Cable Ad Sales Cable Fees Broadcast Film & TV Total Sales $13B $27B $42B $17B $27B Op. Profit % >20% 19% 14% 12% 11%

NBC Universal - Flexible, Guaranteed Exit Exit windows selected by Vivendi Universal Vivendi Universal can choose to sell during selected windows each year from 2006 to 2010 Detailed mechanism to provide Vivendi Universal with liquidity Once Vivendi Universal decides to exit, GE must either agree to acquire the shares directly or allow an IPO GE chooses direct acquisition at fair market value Up to $3 billion by the end of 2006 Up to $4 billion each year starting in 2007 GE chooses IPO Up to $3 billion by the end of 2006 Post-IPO liquidity through market GE can call Vivendi Universal's stake five years after closing (May 2009) NBC Universal valued at higher of original transaction value or fair market value

Business Units

Canal + Premium Network Other Networks Network Distribution Movie Studio Movie Studio French Pay-TV leader: 8 million subscriptions Low penetration rate in France: strong potential for growth Penetration rates: Pay TV 37%, Cable 10%, satellite 14% Canal+ Group - French Pay-TV Leader Terrestrial Satellite Cable DSL Production Library

Substantial improvement in margins and cash flow under new management €200 million cost cutting achieved Re-focused on French pay-TV, with improved programming Growth drivers Subscription growth on existing and new platforms Terrestrial, satellite, cable, DTT, DSL Highly attractive, exclusive programming Digitization and ARPU growth Canal+ Group - Successful turnaround 2002 2004 Projections Revenue € 4.8 B ~ €3.3 B Operating income (loss) (€325 M) > €130 M Margin -7% ~ >4% Net cash flow (use) Close to op income Streamlining French Pay-TV provides growth opportunity

Universal Music Group - Uniquely positioned 1999 2000 2001 2002 2003 UMG 0.217 0.231 0.237 0.259 0.235 Sony 0.17 0.144 0.146 0.141 0.131 WMG 0.114 0.121 0.119 0.119 0.127 EMI 0.118 0.136 0.131 0.12 0.134 BMG 0.101 0.085 0.081 0.111 0.119 Source: IFPI World's largest recording company One of the world's largest music catalogs World's third largest music publishing company Companies in 49 countries, represented in 71 Market share comparison

2000 2003 2007 Source: Understanding & Solutions Forecast 2002 2003 2004 2005 2006 2007 Optimistic 0.04 0.32 1.52 3.12 5.67 9.68 Most Likely 0.04 0.21 0.71 1.8 3.34 5.89 Pessimistic 0.04 0.08 0.39 0.71 1.46 2.12 Legitimate Online Music Industry Source: RHK Inc. Music Industry US$ Billions Universal Music Group - The industry is turning the corner

US anti-piracy initiatives are having an impact Universal Music Group - Piracy Similar initiatives have been launched in 2004 outside of the US P2P monthly average of daily traffic (in millions) (FastTrack sites: Kazaa, Grokster, Imesh) source: MediaDefender Year-on-year % change in SoundScan albums sales source: SoundScan Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar Apr % Change SoundScan Sales -0.133 -0.063 -0.112 0.02 -0.116 -0.071 -0.107 -0.093 0.038 0.037 0.044 0.046 0.105 0.107 0.06 0.027 P2P Traffic 4.2 4.5 4.5 4.4 4.2 4.15 3.85 3.5 3.75 3.5 3.6 3.7 3.55 3.6 3.95 4.1 Market has moved from declines to growth Difficult comps in April due to strong month in 2003

Market will double in the next 3 years due to: Explosion of compliant handsets; only 60% of handsets are ringtone enabled Ease of customer use will improve Migration to master-use 'realtones' Japanese 'realtone' market already €100 million in first year 'Realtones' service launched in the US with Cingular and Sprint and soon to be launched in all major markets by all networks operators Additional new products include: ringbacktones; video tones, video mailbox greetings; video clip viewing and full track download 1st Qtr 2nd Qtr East 1.5 3.5 Mobile Content Market ~ €5 Billion Ringtones ~ €3.5 Billion Source: NYTimes 2/3/04 and ARC Group Universal Music Group - Ringtones / Realtones

Vivendi Universal Games Games industry offers growth through demographics and technology Strong popular franchises - World of Warcraft, Spyro, Crash, Half Life Strong intellectual property and alliances Recovery plan Stabilize the organization Significantly enhance the product portfolio Enhance development process Growth opportunities Development of online games New technology cycle expected in near future Mid-term recovery with growth opportunity Note: VU has a 99% equity interest in VUG

SFR / Cegetel - Lead operator challenging FT SFR # 2 French mobile operator, 7th largest European operator in customers > 35%* market share (14.7 million customers at the end of 2003) Largest share of new customers of the French market in 2003 Cegetel France leading alternative fixed operator with 3.8 million voice client lines and 21,000 km backbone Future lever for growth: launch of broadband Internet in January 2004 for retail and wholesale (275,000 ADSL lines at the end of March-04) Strong consolidated financial performance 2003 Cash Flow: €2 billion including capex of €900 million Note: Equity Interest in SFR/Cegetel: VU 56%, Vodafone 44% +32% EBIT (M€) +7% Revenue (M€) Growth 1 919 7 574 FY 2003 * Source: ART

SFR Cegetel - SFR Mobile Phone French mobile market: a market of opportunities Lowest penetrated Western European mobile market: 69% at 3/31/04 Growing faster than the French economy: Mobile customers grew 8% in 2003 Stable 3-player market structure 60% of the French customers are contract customers Strong fundamentals at SFR: Focus on high value customer - ARPU €435 (as of 3/31/04) 4th largest contract base in Europe Drivers of growth: increase customer base and voice usage; develop mobile entertainment and data services 7% YoY growth of average voice minutes per user at the end of March 2004 Launch of 3G in June for businesses, in November for residential +1 million Vodafone live! customers expected in France by year end Operating income margin of 29% and improving Growth with strong cash flow

Maroc Telecom #1 mobile player with ~ 70% market share in a fast-growing Moroccan mobile market ~ 8% per annum growth in mobile market Strong growth potential in post-paid mobile market and new value added services Only fixed line operator Internet provides opportunity for growth Benefits from synergies with SFR-Cegetel EBIT margins > 35% Significant headcount reduction over last two years Cash-flow and profitable growth Note: VU has a 35% equity interest in Maroc Telecom and plans to increase it to 51% by end of 2004

Vivendi Universal A media and telecom company

Vivendi Universal - 2005 Outlook In 2005, Vivendi Universal will be a dynamic Media and Telecom group able to deliver a dividend Another year of strong profit growth Substantial available cash flow Growth generated from existing businesses Investment in select external opportunities, if the conditions are favorable

Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, and disclaims any obligation, to provide, update or revise any forward-looking statements.